UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number 001-38810

STEALTH BIOTHERAPEUTICS CORP

(Translation of registrant’s name into English)

Stealth BioTherapeutics Corp

c/o Intertrust Corporate Services (Cayman) Limited

One Nexus Way, Camana Bay

Grand Cayman

KY1-9005 Cayman Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F ☒ FORM 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

This report on Form 6-K (this “Report”) shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Number 333-237542) of Stealth BioTherapeutics Corp (including any prospectuses forming a part of such registration statement) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Registered Direct Offering and Concurrent Private Placement

On April 10, 2022, Stealth BioTherapeutics Corp (the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with an institutional investor (the “Purchaser”) pursuant to which the Company agreed to issue and sell in a registered direct offering (the “Registered Offering”) an aggregate of 5,583,028 American Depositary Shares (“ADSs”), each representing 12 ordinary shares, with a nominal or par value of $0.0003 per share (the “Ordinary Shares”) at a purchase price of $0.6269 per ADS. The ADSs are being offered by the Company pursuant to an effective registration statement on Form F-3, which was originally filed with the Securities and Exchange Commission (the “SEC”) on April 2, 2020 and was declared effective on April 10, 2020 (File No. 333-237542) (the “Registration Statement”) and a prospectus supplement thereunder.

The Securities Purchase Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company, including for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), other obligations of the parties and termination provisions. The representations, warranties and covenants contained in the Securities Purchase Agreement were made only for the purposes of such agreement and as of the specific dates, were solely for the benefit of the parties to such agreement and may be subject to limitations agreed upon by the contracting parties.

Pursuant to the Securities Purchase Agreement, in a concurrent private placement, the Company has also agreed to issue and sell to the Purchaser an unregistered warrant (the “Warrant”) to purchase up to 44,217,588 Ordinary Shares in the form of 3,684,799 ADSs (the “Private Placement” and together with the Registered Offering, the “Offerings”). The Warrant will be initially exercisable six months following the date of issuance (the “Initial Exercise Date”) at an exercise price of $0.6269 per ADS and will expire on the five-year anniversary of the Initial Exercise Date. Pursuant to the terms of Securities Purchase Agreement, we have agreed to file a registration statement on Form F-1 covering the resale of the Ordinary Shares underlying the Warrant in the form of ADSs.

The Warrant and the Ordinary Shares issuable in the form of ADSs upon exercise of the Warrant (the “Warrant Shares”) have not been registered under the Securities Act and are instead being offered pursuant to the exemption provided in Section 4(a)(2) under the Securities Act and/or Rule 506(b) promulgated thereunder. In connection with the Purchaser’s execution of the Securities Purchase Agreement, such Purchaser represented to the Company that it is either an “accredited investor” as defined in Rule 501 under the Securities Act or a “qualified institutional buyer” as defined in Rule 144A under the Securities Act.

Pursuant to the terms of the Securities Purchase Agreement, the Company agreed not to issue, enter into an agreement to issue or announce the issuance or proposed issuance of any of its ADSs, Ordinary Shares or ordinary share equivalents until 45 days following the closing of the Offerings.

The Offerings are expected to close on or about April 12, 2022, subject to customary closing conditions. The aggregate gross proceeds to the Company from the Offerings are expected to be $3.5 million, before deducting fees payable to the placement agent and other offering expenses payable by the Company and excluding the proceeds, if any, from the exercise of the Warrant.

Pursuant to a placement agent agreement, dated as of April 10, 2022, the Company engaged A.G.P./Alliance Global Partners (“AGP”) to act as its exclusive placement agent in connection with the Offerings. The Company has agreed to pay AGP a cash fee of 6.0% of the aggregate gross proceeds in the Offerings, excluding the proceeds, if any, from the exercise of the Warrant. The Company also agreed to pay AGP an additional 1.0% of the aggregate gross proceeds of the Offerings as a reimbursement for non-accountable expenses related to the Offerings and to reimburse AGP for certain other expenses in connection with the Offerings in an aggregate amount not to exceed $58,000.

The foregoing descriptions of the Securities Purchase Agreement and the Warrant are not complete and are qualified in their entirety by reference to the full text of the Securities Purchase Agreement and the form of Warrant, copies of which are filed herewith as Exhibit 10.1 and Exhibit 4.1, respectively, to this Report and are incorporated by reference herein.

A copy of the opinion of Walkers (Cayman) LLP relating to the legality of the issuance and sale of the Ordinary Shares underlying the ADSs is attached hereto as Exhibit 5.1 to this Report.

This Report shall not constitute an offer to sell or the solicitation of an offer to buy any securities of the Company, nor shall there be any offer, solicitation, or sale of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Morningside Venture Private Placement

Concurrently with the Offerings, on April 10, 2022, the Company entered into an ordinary share purchase agreement (the “Purchase Agreement”), pursuant to which the Company issued and sold to Morningside Venture (I) Investments Limited (“Morningside”) 95,712,096 Ordinary Shares (the “Shares”) and a warrant to purchase up to 63,169,980 Ordinary Shares (the “Morningside Warrant” and together with the Shares, the “Morningside Securities”) for an aggregate purchase price of $5.0 million (the “Morningside Financing”). The Morningside Financing is expected to close on or about April 12, 2022, subject to customary closing conditions.

As disclosed in the Company’s Annual Report on Form 20-F, filed with the SEC on April 7, 2022, Morningside is a principal shareholder of the Company and prior to the purchase of the Morningside Securities beneficially owned 72.6% of the Company’s outstanding Ordinary Shares (inclusive of ordinary shares held by entities affiliated with Morningside). The foregoing descriptions of the Purchase Agreement and the Morningside Warrant are not complete and are qualified in their entirety by reference to the full text of the Purchase Agreement and the form of Morningside Warrant, copies of which are filed herewith as Exhibit 10.2 and Exhibit 4.2, respectively, to this Report and are incorporated by reference herein.

Based in part upon the representations of Morningside in the Purchase Agreement, the issuance of the Morningside Securities will be exempt from registration under Regulation D, as promulgated by the SEC under the Securities Act of 1933, as amended (the “Securities Act”). The Morningside Securities, including the Ordinary Shares issuable upon exercise of the Morningside Warrant, will not be registered under the Securities Act or any state securities laws and may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from the registration requirements. The sale of the Morningside Securities did not involve a public offering and was made without general solicitation or general advertising. Morningside represented that it is an accredited investor, as such term is defined in Rule 501(a) of Regulation D.

This Report shall not constitute an offer to sell or the solicitation of an offer to buy any securities of the Company, nor shall there be any offer, solicitation, or sale of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Cash Runway

The Company estimates that the net proceeds from the Registered Offering, the Private Placement and the Morningside Financing, together with its existing cash and cash equivalents as of December 31, 2021, will be sufficient to enable it to fund its operating expenses into the fourth quarter of 2022. The Company has based this estimate on assumptions that may prove to be wrong, and the Company could deplete its capital resources sooner than expected.

EXHIBIT INDEX

Exhibit No.	Description

4.1	Form of Warrant
4.2	Form of Morningside Warrant
5.1	Opinion of Walkers (Cayman) LLP
10.1	Securities Purchase Agreement, dated April 10, 2022, by and between the Company and the Purchaser
10.2	Ordinary Share Purchase Agreement dated as of April 10, 2022 by and between Stealth BioTherapeutics Corp and Morningside Venture (I) Investments Limited
23.1	Consent of Walkers (Cayman) LLP (included in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STEALTH BIOTHERAPEUTICS CORP

By:	/s/ Irene P. McCarthy
Irene P. McCarthy
Chief Executive Officer

Date: April 11, 2022